[True Religion Apparel, Inc. letterhead]
April 11, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Attention: Christopher Owings
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
True Religion Apparel, Inc.
Withdrawal of Registration Statement on Form S-3 filed on March 31, 2006 (File Number 333-132930)
Dear Mr. Owings:
     On behalf of True Religion Apparel, Inc. (the “Company”), this letter is filed pursuant to Rule 477 under the Securities Act of 1933, with respect to the Registration Statement on Form S-3 which was filed on March 31, 2006 and received an April 3, 2006 filing date (the “Registration Statement”).
     The company mistakenly believed that it was eligible to use Form S-3 on March 31, 2006. However, because the Company did not file a Current Report on Form 8-K in connection with the Company’s adoption of amended bylaws on April 12, 2005, the Company will not be eligible to use Form S-3 until May 1, 2006. No securities have been sold pursuant to the Registration Statement and no activity in pursuit of the subject offering has been taken since, on or about March 31, 2006. Accordingly, we hereby respectfully request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely, True Religion Apparel, Inc.
By:	/s/ Charles A. Lesser
Charles A. Lesser
Chief Financial Officer